UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

YP CORP.

Full Name of Registrant

YP.NET, INC.

Former Name if Applicable

4840 E. JASMINE STREET, SUITE 150

Address of Principal Executive Office (Street and Number)

MESA, ARIZONA 85020

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The registrant has recently experienced significant management turnover, including in the position of Chief Executive Officer and Chief Financial Officer. The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal year could not be completed without incurring undue hardship and expense. Additionally, the Registrant’s new Chief Financial Officer, needs additional time to ascertain the accuracy and completeness of the information to be included in the Form 10-QSB. The registrant undertakes the responsibility to file such annual report no later than 5 days after its original date.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

PETER J. BERGMANN	480	654-9646
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes            ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes            ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A

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YP CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2004	By:	/s/ Peter J. Bergmann
Peter J. Bergmann
Chief Executive Officer

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EXHIBIT A

Based upon unaudited and unreviewed financial statements, the registrant anticipates reporting consolidated revenues of $18,236,510 and $8,013,045 for the three-month periods ended June 30, 2004 and 2003, respectively. These numbers currently are unaudited and unreviewed. At this time, the registrant is unable to provide a reasonable estimate of expenses, operating income or net income due to the unavailability of certain accruals and expenses that may or may not significantly affect those numbers.

Disclosures of financial information contained herein are estimates based on current information and reasonable assumptions, and such financial information and assumptions are subject to further review by the registrant and its independent auditors.